

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2024

Louis Luo
Chief Executive Officer
Color Star Technology Co., Ltd.
80 Broad Street, 5th Floor
New York, NY 10005

      Re: Color Star Technology Co., Ltd.
           Registration Statement on Form F-3
           Filed August 20, 2024
           File No. 333-281668

Dear Louis Luo:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Rebekah Reed at 202-551-5332 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services

cc: Joan Wu